Exhibit 99.1

CHINA JO-JO DRUGSTORES, INC.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City

Zhejiang Province

P. R. China, 310008

Telephone: +86-571-88219579

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 22, 2024

(or any adjournment or postponement thereof)

TO THE SHAREHOLDERS OF CHINA JO-JO DRUGSTORES, INC.:

Notice is hereby given that an Extraordinary General Meeting of the shareholders of China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company, (the “Company”), will be held on February 22, 2024 at 9:00 p.m. E.T. (February 23, 2024 at 10:00 a.m., Beijing time) (the “Extraordinary General Meeting”), at the Company’s principal executive offices located at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008, and at any adjourned or postponement thereof. The Extraordinary General Meeting is called for the following purposes:

1.	To ratify the prior election of Mr. Lei Liu, Ms. Li Qi, Ms. Caroline Wang, Mr. Jiangliang He, Ms. Pingfan Wu, and Dr. Genghua Gu as directors of the Company to serve until the next Annual Meeting or until their successors are duly elected and qualified (the “Director Election Proposal”), who were previously elected at the Company’s annual meeting of shareholders for the fiscal year ended March 31, 2023 (the “2023 Annual Meeting”);

2.	To re-ratify the prior appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024 (the “Independent Accountants Ratification Proposal”), which was previously ratified at the 2023 Annual Meeting;

3.	To ratify the prior approval by ordinary resolution of the proposed reverse stock split and consolidation of the Company’s issued and outstanding ordinary shares (the “Share Consolidation Proposal”), which was previously adopted at the 2023 Annual Meeting;

4.	To ratify the prior approval by ordinary resolution of the increase of authorised share capital (the “Authorised Share Capital Increase Proposal”), which was previously adopted at the 2023 Annual Meeting;

5.	To ratify the prior approval by special resolution of the Amendment of the Memorandum and Articles of Association of the Company to effect the reverse stock split and consolidation of the Company’s issued and outstanding ordinary shares, and the increase of authorised share capital (the “Charter Amendment Proposal”), which was previously adopted at the 2023 Annual Meeting;

6.	To ratify the prior approval of the Third Amended and Restated 2010 Equity Incentive Plan (the “Equity Incentive Plan Proposal”), which was previously adopted at the 2023 Annual Meeting; and

7.	To transact such other business as may properly come before the Extraordinary General Meeting or any adjournment thereof.

These items of business are more fully described in the proxy statement accompanying this Notice.

On November 16, 2023, the Company held its 2023 Annual Meeting. The business to be conducted at the 2023 Annual Meeting was set out in the “Notice of Annual General Meeting of Shareholders” (the “2023 Meeting Notice”), accompanied by a proxy statement (the “2023 Annual Meeting Proxy Statement”), each dated October 22, 2023. The 2023 Meeting Notice and the 2023 Annual Meeting Proxy Statement were furnished to the Securities and Exchange Commission (the “SEC”) on November 14, 2023.

At the Company’s 2023 Annual Meeting, the Company’s shareholders voted on and approved each of the Director Election Proposal, the Independent Accountants Ratification Proposal, the Share Consolidation Proposal, the Authorised Share Capital Increase Proposal, the Charter Amendment Proposal and the Equity Incentive Plan Proposal (collectively, the “2023 Annual Meeting Proposals”). Each of the 2023 Annual Meeting Proposals is more fully described in the 2023 Annual Meeting Proxy Statement.

On November 14, November 15, and November 16, 2023, the Company was notified by a number of separate purported shareholders of the Company alleging that they have not timely received the 2023 Meeting Notice. Promptly following such notification, the Company initiated an investigation of the process of preparing and delivering the 2023 Meeting Notice, and identified that the 2023 Annual Meeting Proxy Statement inadvertently contained inaccurate information in respect of the number of outstanding ordinary shares entitled to vote and the number of shareholders present in order to constitute a quorum.

To eliminate any uncertainty as to the 2023 Annual Meeting Proposals and the validity of any actions that have been taken, or in the future may be taken, to consummate, effectuate, carry out or further the 2023 Annual Meeting Proposals, the Board of Directors has determined that it is in the best interests of the Company and its shareholders to ratify the approval of each of the 2023 Annual Meeting Proposals. In furtherance of such ratification, the Board of Directors adopted the resolutions on January 8, 2024 resolving, among other things, to approve the ratification of each of the 2023 Annual Meeting Proposals, subject to shareholder approval, and recommend that shareholders approve the ratification of each of the 2023 Annual Meeting Proposals.

The Board of Directors has fixed the close of business on January 18, 2024, as the record date for the determination of shareholders entitled to notice of and to vote at the Extraordinary General Meeting or any adjourned or postponement thereof. We know that many of our shareholders will be unable to attend the Extraordinary General Meeting. We are soliciting proxies so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the shareholders at the Extraordinary General Meeting. Whether or not you plan to attend, please take the time now to read the proxy statement and vote via the Internet or, if you prefer, submit by mail a paper copy of your proxy or voter instructions card, so that your shares are represented at the meeting. You may also revoke your proxy or voter instructions before or at the Extraordinary General Meeting. Regardless of the number of our shares you own, your presence in person or by proxy is important for quorum purposes and your vote is important for proper corporate actions.

By Order of the Board of Directors,

/s/ Lei Liu
Lei Liu
Chairman of the Board and Chief Executive Officer

Hangzhou City, People’s Republic of China

January 26, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS MEETING TO BE HELD ON FEBRUARY 22, 2024 - THE PROXY STATEMENT TO SHAREHOLDERS IS AVAILABLE AT WWW.IPROXYDIRECT.COM/CJJD AND THE COMPANY’S WEBSITE AT HTTP://JIUZHOU360.COM/INVESTORS/SEC_FILINGS.

WHETHER OR NOT YOU EXPECT TO ATTEND THE EXTRAORDINARY GENERAL MEETING, WE URGE YOU TO VOTE. YOU MAY VOTE BY TELEPHONE OR VIA THE INTERNET. IF YOU RECEIVED A PAPER COPY OF THE PROXY CARD BY MAIL, YOU MAY ALSO MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

CHINA JO-JO DRUGSTORES, INC.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City

Zhejiang Province

P. R. China, 310008

Telephone: +86-571-88219579

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON

February 22, 2024

(or any adjournment or postponement thereof)

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board” or the “Board of Directors”) of China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company,” “we,” “us,” or “our”), for use at the Extraordinary General Meeting of shareholders to be held on February 22, 2024 at 9:00 p.m. E.T. (February 23, 2024 at 10:00 a.m., Beijing time)(the “Extraordinary General Meeting”), or at any adjournment or postponement of the Extraordinary General Meeting, for the purposes set forth in this proxy statement and in the accompanying Notice of Extraordinary General Meeting of Shareholders. The Extraordinary General Meeting will be held at the Company’s principal executive offices located at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008.

We have elected to provide access to our proxy materials by sending you the notice of our Extraordinary General Meeting, this Proxy Statement, and a proxy card or a voting information card for the Extraordinary General Meeting, for submitting your vote in writing to us or your broker, as the case may be. A full set of proxy materials are also made available to you by the Board on the Internet on or about January 26, 2024, at www.iproxydirect.com/CJJD and the Company’s website at http://jiuzhou360.com/investors/sec_filings. These proxy materials include: our proxy statement for (and notice of) the Extraordinary General Meeting and a proxy card or a voting information card for the Extraordinary General Meeting. Our shareholders are invited to attend the Extraordinary General Meeting and are requested to vote on the proposals described in this proxy statement.

ABOUT THE MEETING

What is the purpose of this document?

This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on January 18, 2024 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the Extraordinary General Meeting on the item of business outlined in the Notice of Extraordinary General Meeting of Shareholders. We have included in this proxy statement important information about the Extraordinary General Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Extraordinary General Meeting.

Whether or not you plan to attend the Extraordinary General Meeting, it is important that your shares be represented and voted at the Extraordinary General Meeting. After reading this proxy statement, please promptly vote. Your shares cannot be voted unless you vote by Internet, telephone, fax or mail, vote as instructed by your broker, or vote your shares at the Extraordinary General Meeting.

Who is entitled to vote at the Extraordinary General Meeting?

Only shareholders of record at the close of business on the Record Date, January 18, 2024, are entitled to vote at the Extraordinary General Meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all the shares that you held on the Record Date at the Extraordinary General Meeting, or any postponement or adjournment of the Extraordinary General Meeting.

Who can attend the Extraordinary General Meeting?

Any person who was a shareholder of the Company on the Record Date may attend the meeting. If you own shares in street name, you should ask your broker or bank for a legal proxy to bring with you to the Extraordinary General Meeting. If you do not receive the legal proxy in time, bring your most recent brokerage statement so that we can verify your ownership of our stock and admit you to the Extraordinary General Meeting. You will not, however, be able to vote your shares at the Extraordinary General Meeting without a legal proxy.

What am I voting on?

The Board, on behalf of the Company, is seeking your affirmative vote for the following six items:

1.	To ratify the prior election of Mr. Lei Liu, Ms. Li Qi, Ms. Caroline Wang, Mr. Jiangliang He, Ms. Pingfan Wu, and Dr. Genghua Gu as directors of the Company to serve until the next Annual Meeting or until their successors are duly elected and qualified, who were previously elected at the Company’s annual meeting of shareholders for the fiscal year ended March 31, 2023 (the “2023 Annual Meeting”);

2.	To re-ratify the prior appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024, which was previously ratified at the 2023 Annual Meeting;

3.

To ratify the prior approval by ordinary resolution of the proposed reverse stock split and consolidation of the Company’s issued and outstanding ordinary shares, which was previously adopted at the 2023 Annual Meeting;

4.	To ratify the prior approval by ordinary resolution of the increase of authorised share capital, which was previously adopted at the 2023 Annual Meeting;

5.

To ratify the prior approval by special resolution of the Amendment of the Memorandum and Articles of Association of the Company to effect the reverse stock split and consolidation of the Company’s issued and outstanding ordinary shares, and the increase of authorised share capital, which was previously adopted at the 2023 Annual Meeting;

6.	To ratify the prior approval of the Third Amended and Restated 2010 Equity Incentive Plan, which was previously adopted at the 2023 Annual Meeting; and

7.	To transact such other business as may properly come before the Extraordinary General Meeting or any adjournment thereof.

Will any other matters be voted on?

We do not know of any other matters that will be brought before the shareholders for a vote at the Extraordinary General Meeting. If any other matter is properly brought before the meeting, your signed proxy card would authorize Mr. Lei Liu to vote on such matters in his discretion.

How do I vote?

Shareholders of Record

If your shares are registered directly in your name with the Company’s transfer agent, Equiniti Trust Company LLC, then you are a shareholder of record.

If you are a shareholder of record, there are five ways to vote:

1.	Vote by Internet. You can vote via the Internet. The website address for Internet voting is provided on your proxy card. You will need to use the control number appearing on your proxy card to vote via the Internet. You can use the Internet to transmit your voting instructions up until 6:00 P.M. Eastern Time on February 22, 2024. Internet voting is available 24 hours a day. If you vote via the Internet, you do NOT need to vote by telephone or return a proxy card.

2.	Vote by Telephone. You can also vote by telephone by calling the toll-free telephone number provided on your proxy card. You will need to use the control number appearing on your proxy card to vote by telephone. You may transmit your voting instructions from any touch-tone telephone up until 6:00 P.M. Eastern Time on February 22, 2024. Telephone voting is available 24 hours a day. If you vote by telephone, you do NOT need to vote over the Internet or return a proxy card.

3.	Vote by Fax. You can also vote by fax by faxing to the fax number provided on your proxy card. You will need to use the control number appearing on your proxy card to vote by fax. You may transmit your voting instructions by fax up until 6:00 P.M. Eastern Time on February 22, 2024. Fax voting is available 24 hours a day. If you vote by fax, you do NOT need to vote over the Internet or return a proxy card.

4.	Vote by Mail. If you received a printed copy of the proxy card, you can vote by marking, dating and signing it, and returning it in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received prior to the closing of the polls at the Extraordinary General Meeting.

5.	Vote in Person. You can vote in person at the Extraordinary General Meeting.

Street Name Holders

If your shares are held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the shareholder of record for purposes of voting at the Extraordinary General Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Extraordinary General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Extraordinary General Meeting unless you request and obtain a valid proxy from your broker or agent.

Regardless of how your shares are registered, if you complete and properly sign the proxy card and return it to the address indicated, it will be voted as you direct.

How many votes do I have?

On each matter to be voted upon, you will have one vote for each ordinary share of the Company that you owned on the Record Date.

How many votes can be cast by all shareholders?

The Company had 33,657,210 outstanding ordinary shares on the Record Date, and each of these shares is entitled to one vote.

How many votes must be present to hold the meeting?

The holders of not less than one-third in nominal value of the total issued voting shares in the Company on the Record Date must be present at the Extraordinary General Meeting in person or by proxy in order to fulfill the quorum requirement necessary to hold the Extraordinary General Meeting. As of the Record Date, there were 33,657,210 ordinary shares outstanding. This means at least 11,219,070 ordinary shares must be present in person or by proxy.

If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will also be counted in determining the quorum. A broker non-vote occurs when a bank or broker holding shares in street name submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions.

We urge you to vote by proxy even if you plan to attend the Extraordinary General Meeting so that we will know as soon as possible that a quorum has been achieved.

What vote is required to approve each proposal?

Proposal No. 1 (Ratification of the Election of the Directors): The required vote to ratify the election of Mr. Lei Liu, Ms. Li Qi, Ms. Caroline Wang, Mr. Jiangliang He, Ms. Pingfan Wu, and Dr. Genghua Gu as directors of the Company to serve until the next Annual Meeting or until their successors are duly elected and qualified, is the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Please note that brokers may no longer vote on the election of directors in the absence of specific client instructions.

Proposal No. 2 (Re-ratification of the Appointment of the Independent Auditor): The required vote to approve the re-ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024, is the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal No. 3 (Ratification of the Approval of Reverse Stock Split and Consolidation of the Company’s Issued and Outstanding Ordinary Shares): The required vote pass an ordinary resolution to ratify the approval of the Reverse Stock Split and Consolidation of the Company’s Issued and Outstanding Ordinary Shares is the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal No. 4 (Ratification of the Approval of the Increase of Authorised Share Capital): The required vote to pass an ordinary resolution to ratify the approval of the Increase of Authorised Share Capital is the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal No. 5 (Ratification of the Approval of the Amendment and Restatement of the Memorandum and Articles of Association): The required vote to pass a special resolution to ratify the approval of the Amendment and Restatement of the Memorandum and Articles of Association is the affirmative vote of not less than two-thirds of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal No. 6 (Ratification of the Approval of the Third Amended and Restated 2010 Incentive Plan): The required vote to ratify the approval of the Third Amended and Restated 2010 Incentive Plan is the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Can I change my vote?

Yes. You may change your vote by sending in a new proxy card with a later date, or, if you are a shareholder of record, sending written notice of revocation to the Company’s Secretary at the address on the cover of this proxy statement. Also, if you attend the Extraordinary General Meeting and wish to vote in person, you may request that your previously submitted proxy not be used.

What happens if I sign and return the proxy card but do not indicate how to vote on an issue?

If you return a proxy card without indicating your vote, your shares will be voted as follows:

●	FOR ratification of the election of each of the nominees for director named in this proxy statement.

●	FOR re-ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.
●	FOR ratification of the approval of reverse stock split and consolidation of the Company’s issued and outstanding Ordinary Shares.
●	FOR ratification of the approval of the Increase of Authorised Share Capital.
●	FOR ratification of the approval of the Amendment and Restatement of the Memorandum and Articles of Association.
●	FOR ratification of the approval of the Third Amended and Restated 2010 Equity Incentive Plan.
●	FOR approval to transact such other business as may properly come before the Extraordinary General Meeting or any adjournment thereof.

How can I find out the results of the voting at the Extraordinary General Meeting?

Preliminary voting results will be announced at the Extraordinary General Meeting. Final voting results will be published in a report on Form 6-K, which we will file with the SEC promptly after the Extraordinary General Meeting.

Who pays the cost for soliciting proxies?

We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

How can I obtain additional information about the Company?

You can access our annual report for the year ended March 31, 2023 (the “Annual Report”) as filed on Form 20-F with the SEC on the SEC’s website at www.sec.gov, as well as under the SEC Filings section of our website at http://jiuzhou360.com/investors/sec_filings. In addition, our reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at http://jiuzhou360.com/investors/sec_filings.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL NO. 1

RATIFICATION OF THE ELECTION OF DIRECTORS

As described in the 2023 Annual Meeting Proxy Statement, which was furnished to the Securities and Exchange Commission (the “SEC”) on November 14, 2023, the Board has nominated Mr. Lei Liu, Ms. Li Qi, Ms. Caroline Wang, Mr. Jiangliang He, Ms. Pingfan Wu, and Dr. Genghua Gu for election as directors of the Company to serve until the next Annual Meeting or until their successors are duly elected and qualified (the “Director Election Proposal”). All six nominees currently serve on the Board. The election was previously submitted for consideration by the Company’s shareholders at the 2023 Annual Meeting. At the 2023 Annual Meeting, the Company determined that the Director Election Proposal received the requisite number of votes for approval.

Following the 2023 Annual Meeting, it came into the Company’s attention that the notice of the 2023 Annual Meeting may not be timely delivered to certain shareholders, and the 2023 Annual Meeting Proxy Statement inadvertently contained inaccurate information in respect of the number of outstanding ordinary shares entitled to vote and the number of shareholders present in order to constitute a quorum (collectively, the “2023 Annual Meeting Notice Deficiency”). To eliminate any uncertainty regarding the approval of the Director Election Proposal due to the 2023 Annual Meeting Notice Deficiency, the Company has determined that it would be advisable and in the best interests of the Company and its shareholders to submit this Proposal No. 1 to the Company’s shareholders for ratification and approval of the Director Election Proposal. Accordingly, the Director Election Proposal is being re-submitted to the Company’s shareholders for consideration and ratification at the Extraordinary General Meeting.

Under the Company’s Second Amended and Restated Memorandum of Association and Articles of Association, the number of directors of the Company shall not be less than two. There shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in general meeting. The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of directors but so that the number of directors shall never be less than two. Vacancies on the Board may be filled by persons elected by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy shall serve until the next Annual Meeting.

The directors of the Company do not have a definite term of office, and each director will serve until the next Annual Meeting and until the director’s successor is elected and qualified. The Nominating Committee of the Board, comprising of four independent directors, will consider director candidates recommended by shareholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates based on whether or not the candidate was recommended by a shareholder, except that the Nominating Committee may consider the size and duration of the shareholdings of the recommending shareholder in relation to the total outstanding shares of the Company, and the extent to which the recommending shareholder intends to continue holding its interest in the Company. To nominate a director, shareholders must submit such nomination in writing to our Secretary at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008. Currently, the Board has fixed the number of directors at six persons.

The affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to pass the resolution ratifying the Director Election Proposal.

All of the Company’s directors are expected to attend the Extraordinary General Meeting, unless unusual circumstances would prevent such attendance.

The Board of Directors recommends a vote “FOR” the ratification of the prior election of each director nominee at the 2023 Annual Meeting.

INFORMATION ABOUT THE NOMINEES

Name	Age (1)	Position	Served From
Lei Liu	61	Chief Executive Officer and Chairman of the Board	September 17, 2009
Li Qi	51	Director	October 23, 2009
Caroline Wang (2) (3) (4)	36	Director	March 29, 2017
Jiangliang He (2) (3) (4)	61	Director	September 4, 2018
Genghua Gu (2) (3) (4)	73	Director	March 28, 2014
Pingfan Wu (4)	58	Director	October 26, 2018

(1)	As of the date of this proxy statement.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating Committee.

Lei Liu, Chief Executive Officer and Chairman of the Board

Mr. Liu has served as our Chief Executive Officer and Chairman of our Board of Directors since September 17, 2009. Mr. Liu is one of the three founders of Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”) and Hangzhou Jiuzhou Service  & Public Health Service Co., Ltd. (“Jiuzhou Service”) (Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group”), and has been the executive director of Jiuzhou Pharmacy since September 2003 and the supervising director of Jiuzhou Service since November 2005. From December 1997 to August 2003, Mr. Liu worked in Tai He Drugstore as a general manager. From September 1992 to November 1997, Mr. Liu was an administration official of Hangzhou Medical Junior College, his alma mater, where he was also a researcher and an anatomy instructor from September 1983 to July 1992. Mr. Liu has been a licensed researcher in the PRC since September 1988. As the founder and CEO responsible for our strategies and directions, Mr. Liu provides great value to us and our Board of Directors. These attributes make Mr. Liu an ideal candidate to serve as our Chairman.

Li Qi, Director

Ms. Qi is one of the three founders of HJ Group and is currently the general manager of both Jiuzhou Pharmacy and Jiuzhou Service. From January 2000 to June 2003, Ms. Qi worked in Zhejiang Yikang Drugstore as a general manager. From October 1991 to January 2000, Ms. Qi worked in the Branch Hospital of Hangzhou No. 1 People’s Hospital as a nurse. Ms. Qi is a licensed Traditional Chinese Medicine (“TCM”) pharmacist in the PRC and is a graduate of Hangzhou Nurse School. The Board believes that Ms. Qi’s knowledge of the Company’s history and day-to-day operations and her experience in the PRC medical industry qualify her to serve a director of the Company.

Caroline Wang, Independent Director

Ms. Wang has been a member of our Board since March 29, 2017. Since May 2017, Ms. Wang has been an investment manager with Zhejiang Provincial Financial Holdings Co., Ltd. From October 2015 to April 2017, Ms. Wang has been a project manager with JC Group, a comprehensive industrial financial group which serves the “city management”, performing internal audit and projects management for a variety of financial products. Prior to that, Ms. Wang served as an assistant CFO of Kandi Technologies Group, Inc. (NASDAQ:KNDI), a company engaged in the research, development, manufacturing, and sales of vehicle products. She was primarily responsible for the consolidation of financial reports and internal control audits. From 2012 to 2015, Ms. Wang was an audit department assistant manager with KPMG Huazhen LLP Hangzhou Branch, conducting financial reporting audits and internal control audits for listing companies, as well as providing audit service to pre-IPO companies. None of these companies is related to or affiliated with the registrant. Ms. Wang holds a master’s degree in public administration from London School of Economics and Political Science, and a bachelor’s degree in finance from Beijing Language and Culture University. The Board has determined that Ms. Wang has the qualifications to serve as a member of the Board given her extensive financial, accounting and auditing experiences, as well as her English and Chinese bilingual capabilities, which facilitates the Board’s supervision of management.

Jiangliang He, Independent Director

Mr. He has been a member of our Board since September 4, 2018. He has extensive experiences as an attorney. Mr. He has served as a partner in Dentons China, a large law firm with a presence in approximately 45 cities in China, since August 2008. From July 1997 to July 2008, he was a partner in the Zhejiang Jiuyao law firm. From July 1984 to June 1997, he was a professor at Hangzhou School of Law. Mr. He received his bachelor’s degree in law from Beijing University. The Board believes his knowledge and experiences in law helps the Board have a good corporate governance.

Genghua Gu, Independent Director

Dr. Gu is a retired physician, professor and published scientific researcher in the field of stomatology. From 2003 to 2013, Dr. Gu was a member of the Standing Committee of Zhejiang Province Political Consultative Conference. From 2000 to 2009, Dr. Gu was the Vice President of the Women’s Hospital of Zhejiang University’s School of Medicine (the “School of Medicine”), where, in addition to being a chief physician, professor and researcher, he was also in charge of logistics and financial managements as part of the hospital’s management. From 1998 to 2000, Dr. Gu was the Vice President of the Second Affiliate Hospital of the School of Medicine (the “Affiliate Hospital”), where, in addition to his medical, teaching and research duties, he was also in charge of the hospital’s logistics. From 1995 to 1998, Dr. Gu served as the Deputy Magistrate with the Shuichang County Government in Zhejiang Province, in charge of the county’s culture, education and hygiene programs. From 1988 to 1995, Dr. Gu was the Head of the Medical Department at the Affiliate Hospital and was involved in planning and management of the medical department. Dr. Gu served as an oral surgeon from 1977 to 1988 at the Affiliate Hospital. Dr. Gu graduated from Shanghai Jiaotong University’s School of Medicine, Department of Stomatology in 1977. The Board has determined that Dr. Gu should serve as a director given his extensive medical and scientific research experiences, as well as his government and hospital management and logistics experiences.

Pingfan Wu, Independent Director

Ms. Wu has been a member of our Board since October 26, 2018. She graduated from Jiangxi Medical College with a major in clinical medicine. After graduation, she worked in a hospital for eight years as a physician and an attending physician. After that, she joined Sino-American Shike/GlaxoSmithKline for 18 years until 2014. From sales representative to GSK China Sales/Strategy Director, Ms. Wu was responsible for the sale of multiple prescription drugs/OTC products in Chinese hospitals, retail markets, government cooperation projects and mergers and acquisitions. Since 2014, Ms. Wu has been working at Cardinal Health China Pharmaceutical Co., Ltd., which is among the top three largest U.S./foreign drug distribution companies in China (“Cardinal China”). She served as its retail COO, responsible for retail channel branding/sales of the distribution products in China and online/offline business strategy planning and operation management for its Direct-to-Patient (“DTP”) pharmacy. The DTP pharmacy is mainly a hospital-side pharmacy and the products are primarily high-value drugs. The Board believes that Ms. Wu’s experiences in pharmacy industry brings the Company opportunities in business development.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our Board currently consists of six members. Our Second Amended and Restated Memorandum of Association and Articles of Association provide that our directors will hold office until the Annual Meeting of shareholders or until their successors have been elected and qualified. Our Board is responsible for the business and affairs of the Company and considers various matters that require its approval.

Independence of the Board

We are required to comply with The NASDAQ Stock Market (“NASDAQ”) listing standards, under which a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Board consults with the Company’s counsel to ensure that the Board’s determination is consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that the following directors and nominees are independent directors within the meaning of the NASDAQ listing standards: Ms. Caroline Wang, Mr. Jiangliang He, Dr. Genghua Gu, and Ms. Pingfan Wu are independent directors. Mr. Lei Liu and Ms. Li Qi are not independent directors.

Code of Ethics and Business Conduct

The Company’s Code of Ethics, which applies to all officers, directors and employees, was adopted by the Board on March 15, 2010. The Code of Ethics was filed as Exhibit 14 to the Company’s predecessor’s Current Report on Form 8-K filed with the SEC on March 23, 2010, a copy of which is available on our website at http://www.chinajojodrugstores.com under the tabs “Investor” – “Corporate Governance” – “Governance Documents”.

Meetings of the Board

During the fiscal year ended March 31, 2023, the Board met twice and took action by unanimous written resolution five times.

Information regarding Committees of the Board

The Board has three committees: the Audit Committee, the Compensation Committee and the Nominating Committee. The following table provides membership and meeting information for these committees for the fiscal year ended March 31, 2023.

Name	Audit		Compensation		Nominating
Caroline Wang (2)	X	(1)	X		X
Jiangliang He	X		X	(1)	X
Genghua Gu	X		X		X	(1)
Pingfan Wu					X

Total meetings in year ended March 31, 2023	1		1		1

Total actions by unanimous written consent in year ended March 31, 2023	1		0		0

(1)	Committee chairperson.
(2)	“Audit committee financial expert” within the meaning of Item 407(d)(5)(ii) and (iii) of Regulation S-K promulgated under the Exchange Act. Effective March 29, 2017, Caroline Wang was elected as a member of the Board and is qualified as audit committee financial expert within the meaning under Regulation S-K.

Below is a description of each committee as it is presently constituted. The Board has determined that each current member of each committee meets the applicable SEC and NASDAQ rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company’s corporate accounting and financial reporting processes and audits of its financial statements. The Audit Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” – “Corporate Governance” -“Committee Charters”, and is composed of three (3) of our independent directors. Our Board of Directors has determined, based on information furnished by Ms. Caroline Wang and other available information, that she meets the requirements of an “audit committee financial expert” as that term is defined in the rules promulgated under the Securities Act and the Exchange Act, and has accordingly designated her as such. Our Board of Directors has also appointed her the chairperson of the committee.

The Audit Committee assists the Board oversight of (i) the integrity of the Company’s financial statements, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of the Company’s internal audit function and independent auditor, and prepares the report that the SEC requires to be included in the Company’s annual proxy statement.

Report of the Audit Committee

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board. The Audit Committee operates under a written charter approved by the Board. The charter provides, among other things, that the Audit Committee has full authority to engage the independent auditor. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

●	reviewed and discussed the audited financial statements with management;

●	discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

●	received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and discussed with the independent accountant the independent accountant’s independence; and

●	based on the review and discussions referred to above, recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023, as filed with the Securities and Exchange Commission.

Respectfully submitted,

The Audit Committee of the Board

/s/ Caroline Wang, Chairperson of the Audit Committee

/s/ Jiangliang He, Member of the Audit Committee

/s/ Genghua Gu, Member of the Audit Committee

The foregoing Audit Committee Report does not constitute soliciting material or to be “filed” with the Commission or subject to Regulation 14A or 14C (17 CFR 240.14a-1 through 240.14b-2 or 240.14c-1 through 240.14c-101), other than as provided in Item 407 of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r) and shall not be deemed filed or incorporated by reference into any other filing of our company under the Securities Act or the Exchange Act, except to the extent we specifically incorporate this Audit Committee Report by reference therein.

Compensation Committee

Our Compensation Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” – “Corporate Governance” – “Committee Charters”, and is made up of three (3) of our independent directors. Mr. Jiangliang He chairs our Compensation Committee, leading it to oversee and, as appropriate, make recommendations to the Board regarding the annual salaries and other compensation of our executive officers and our employees, and other employee policies. The committee also provides assistance and recommendations with respect to our compensation policies and practices.

Nominating Committee

Our Nominating Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” – “Corporate Governance” – “Committee Charters”, and is made up of our four (4) independent directors. Dr. Genghua Gu is the chairperson of the committee. Our Nominating Committee assists the Board in the selection of director nominees, approves director nominations to be presented for shareholder approval at our annual general meeting, fills any vacancies on our Board of Directors, considers any nominations of director candidates validly made by shareholders, and reviews and considers developments in corporate governance practices.

Each of the six nominees for election as a director named in this proxy statement were unanimously recommended by the Nominating Committee for submission to the shareholders of the Company as the Board’s nominees.

Shareholder Communications with the Board

Due to the infrequency of communications from shareholders to the Board, our Board has not adopted a formal process by which shareholders may communicate with the Board. Nevertheless, shareholders or other interested parties may write to the Company’s Secretary at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008, and should prominently indicate on the outside of the envelope that it is intended for the Board or for non-management directors, and the Company’s Secretary will forward the communications to all specified directors. If no director is specified, the communication will be forwarded to the entire Board.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Director Election Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the appointment of each of Mr. Lei Liu, Ms. Li Qi, Ms. Caroline Wang, Mr. Jiangliang He, Ms. Pingfan Wu, and Dr. Genghua Gu as directors of the Company to serve until the next annual meeting or until their successors are duly elected and qualified, each such appointment effective on and from November 16, 2023, be and hereby is approved, ratified and confirmed in all respects.”

PROPOSAL NO. 2

RE-RATIFICATION OF INDEPENDENT ACCOUNTANTS

As described in the 2023 Annual Meeting Proxy Statement, the Audit Committee has selected YCM CPA, Inc. (“YCM”) as the Company’s independent registered public accountants for the fiscal year ending March 31, 2024, and has further directed that management submit the selection of independent auditors for ratification by the shareholders at the 2023 Annual Meeting (the “Independent Accountants Ratification Proposal”). Accordingly, the shareholders were previously asked to ratify this appointment at the 2023 Annual Meeting so that the Audit Committee will know the opinion of the shareholders. However, the Audit Committee has sole authority to appoint the independent registered public accounting firm. At the 2023 Annual Meeting, the Company determined that the Independent Accountants Ratification Proposal received the requisite number of votes for approval.

To eliminate any uncertainty regarding the approval of the Independent Accountants Ratification Proposal due to the 2023 Annual Meeting Notice Deficiency, the Company has determined that it would be advisable and in the best interests of the Company and its shareholders to submit this Proposal No. 2 to the Company’s shareholders for ratification and approval of the Independent Accountants Ratification Proposal. Accordingly, the Independent Accountants Ratification Proposal is being re-submitted to the Company’s shareholders for consideration and ratification at the Extraordinary General Meeting.

Representatives of YCM are not expected to be present at the Extraordinary General Meeting, either in person or by teleconference.

The affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to pass the resolution to re-ratify the selection of YCM.

The Board of Directors recommends a vote “FOR” the re-ratification of the prior appointment of YCM as the Company’s independent registered public accounting firm.

Principal Accounting Fees and Services

Our current principal independent auditor is YCM whom we engaged on May 31, 2022. The following table shows the fees for audit and other services provided by YCM in relation to our 2023 and 2022 fiscal years:

	For the Fiscal Years ended March 31,
	2023	2022
Audit Fees (1)	$180,000	$175,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	40,721	-
Total	$220,721	$175,000

(1)	Audit Fees: This category includes the audit of our annual financial statements, review of financial statements included in our predecessor’s Quarterly Reports on Form 10-Q, and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.
(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our predecessor’s financial statements and are not reported above under “Audit Fees.”
(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.
(4)	All Other Fees: This category consists of fees for other miscellaneous items.

Pre-Approval Policies and Procedures of the Audit Committee

The Audit Committee approves the engagement of our independent auditors and is also required to pre-approve all audit and non-audit expenses. Prior to engaging its accountants to perform particular services, the Audit Committee obtains an estimate for the service to be performed.  All of the services described above were approved by the Audit Committee in accordance with its procedure.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Independent Accountants Ratification Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024 ratified and approved by shareholders on November 16, 2023, be and hereby is approved, ratified and confirmed in all respects.”

PROPOSAL NO. 3

RATIFICATION OF APPROVAL OF REVERSE STOCK SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES

As described in the 2023 Annual Meeting Proxy Statement, our Board of Directors, being aware of the fact that the Ordinary Shares of the Company has been trading on Nasdaq for at least the past 5 months below Nasdaq’s minimum bid price requirement pursuant to the Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A) and the general volatility of current market conditions, and in order to maintain compliance to Nasdaq’s Listing Rules, including the minimum bid price requirement, has determined that it is in the best interests of the Company to effect a reverse share split (the “Reverse Stock Split”) of the Company’s authorized, issued and outstanding Ordinary Shares (the “Ordinary Shares”), each having a par value of US$0.012, by way of a consolidation of the existing authorized, issued and outstanding Ordinary Shares into fewer, proportionally more valuable, shares by a ratio (the “RS Ratio”) of up to one-for-twenty (1:20), such that the number of authorised, issue and outstanding Ordinary Shares is decreased by the RS Ratio, with the par value per Ordinary Share increased by the RS Ratio, with such Reverse Stock Split to be effected, subject to obtaining the requisite shareholder approval, at such time and date (the “Effective Time”), if at all, and the specific RS Ratio (subject to the above maximum), as determined by the Board in its discretion (collectively and together with the Share Consolidation (as defined below), the “Share Consolidation Proposal”). The Share Consolidation Proposal was previously submitted for consideration by the Company’s shareholders at the 2023 Annual Meeting. At the 2023 Annual Meeting, the Company determined that the Share Consolidation Proposal received the requisite number of votes for approval as an ordinary resolution.

As a result of the proposed Reverse Stock Split and subject to adjustment pending the Board’s determination of the RS Ratio, and as required by Cayman Islands law, the authorised share capital of the Company needs to be altered from US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$6,010,000 divided into (i) as low as 25,000,000 Ordinary Shares (for a RS Ratio of 1:20) of a par value of up to US$0.24 each (for a RS Ratio of 1:20), and (ii) 10,000,000 preferred shares of a par value of US$0.001 each (the “Share Consolidation”).

To eliminate any uncertainty regarding the approval of the Share Consolidation Proposal due to the 2023 Annual Meeting Notice Deficiency, the Company has determined that it would be advisable and in the best interests of the Company and its shareholders to submit this Proposal No. 3 to the Company’s shareholders for ratification and approval of the Share Consolidation Proposal. Accordingly, the Share Consolidation Proposal is being re-submitted to the Company’s shareholders for consideration and ratification at the Extraordinary General Meeting.

Upon receipt of the approval of the shareholders of the Company by ordinary resolution of this Proposal No. 3 and approval of the shareholders of the Company by special resolution of the below Proposal No. 5, and at an Effective Time and RS Ratio as the Board determines are in the best interest of the Company, including in the interest of maintaining the Ordinary Share’s listing on Nasdaq, a newly amended Memorandum and Articles of Association of the Company will be adopted as the Memorandum and Articles of Association the Company to give effect to such amendments, to the exclusion of the existing Memorandum and Articles of Association.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Extraordinary General Meeting will be required to pass the ordinary resolution approving Proposal No. 3.

The Board of Directors recommends a vote “FOR” the ratification of the prior approval of reverse stock split of the Company’s issued and outstanding Ordinary Shares.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Share Consolidation Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the approval by shareholders on November 16, 2023 authorising the Company to effect a reverse stock split to the Company’s issued and outstanding ordinary shares, par value $0.012 per share (the “Ordinary Shares”), by way of a consolidation of existing issued and outstanding Ordinary Shares at an exchange ratio up to one-for-twenty (1:20) (the “RS Ratio”) such that the number of authorised Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the RS Ratio (the “Reverse Stock Split”) with such Reverse Stock Split to be effected at such time and date, if at all, as determined by the Board of the Directors of the Company in its discretion (“Share Consolidation”), be and hereby is approved, ratified and confirmed in all respects.”

PROPOSAL NO. 4

RATIFICATION OF APPROVAL OF INCREASE OF AUTHORISED SHARE CAPITAL

As described in the 2023 Annual Meeting Proxy Statement, our Board of Directors, being aware of the fact that proposed Reverse Stock Split, as required by Cayman Islands law, would result in a decrease in the number of authorised Ordinary Shares for issuance of the Company, which would limit the Company’s ability to raise capital in its ordinary course of business, has determined to increase the amount of authorised Ordinary Shares for issuance to 150,000,000 Ordinary Shares after the Reverse Stock Split (the “Authorised Share Capital Increase”), with the Authorised Share Capital increased accordingly (the “Authorised Share Capital Increase Proposal”). The Authorised Share Capital Increase Proposal was previously submitted for consideration by the Company’s shareholders at the 2023 Annual Meeting. At the 2023 Annual Meeting, the Company determined that the Authorised Share Capital Increase Proposal received the requisite number of votes for approval.

To eliminate any uncertainty regarding the approval of the Authorised Share Capital Increase Proposal due to the 2023 Annual Meeting Notice Deficiency, the Company has determined that it would be advisable and in the best interests of the Company and its shareholders to submit this Proposal No. 4 to the Company’s shareholders for ratification and approval of the Authorised Share Capital Increase Proposal. Accordingly, the Authorised Share Capital Increase Proposal is being re-submitted to the Company’s shareholders for consideration and ratification at the Extraordinary General Meeting.

Upon receipt of the approval of the shareholders of the Company by ordinary resolution of this Proposal No. 4 and approval of the shareholders of the Company by special resolution of the below Proposal No. 5, and at an Effective Time and RS Ratio as the Board determines are in the best interest of the Company for the above Proposal No. 3, including in the interest of maintaining the Ordinary Share’s listing on Nasdaq, a newly amended Memorandum and Articles of Association of the Company will be adopted as the Memorandum and Articles of the Company to give effect to such amendments, to the exclusion of the existing Memorandum and Articles.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to pass the ordinary resolution approving Proposal No. 4.

The Board of Directors recommends a vote “FOR” the ratification of the prior approval of the increase of authorised share capital of the Company.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Authorised Share Capital Increase Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the approval by shareholders on November 16, 2023 authorising an increase to the authorised share capital of the Company to 150,000,000 ordinary shares, with effect immediately after the Reverse Stock Split and the Share Consolidation under Proposal No. 3, be and hereby is approved, ratified and confirmed in all respects.”

PROPOSAL NO. 5

RATIFICATION OF APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

As described in the 2023 Annual Meeting Proxy Statement, in order to effect the Reverse Stock Split and Share Consolidation of Proposal No. 3 and the Authorised Share Capital Increase of Proposal No. 4, the Second Amended and Restated Memorandum and Articles of Association of the Company will be amended and restated, including without limitation, amending clause 8 of the Second Amended and Restated Memorandum of Association of the Company, to alter the authorised share capital of the Company, such that the authorised share capital of the Company be altered from “US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each”, to, in case of a RS Ratio of 1:20, “US$36,010,000 divided into (i) 150,000,000 Ordinary Shares of a par value of US$0.24 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each” (the “Charter Amendment Proposal”). The Charter Amendment Proposal was previously submitted for consideration by the Company’s shareholders at the 2023 Annual Meeting. At the 2023 Annual Meeting, the Company determined that the Charter Amendment Proposal received the requisite number of votes for approval.

To eliminate any uncertainty regarding the approval of the Charter Amendment Proposal due to the 2023 Annual Meeting Notice Deficiency, the Company has determined that it would be advisable and in the best interests of the Company and its shareholders to submit this Proposal 5 to the Company’s shareholders for ratification and approval of the Charter Amendment Proposal. Accordingly, the Charter Amendment Proposal is being re-submitted to the Company’s shareholders for consideration and ratification at the Extraordinary General Meeting.

Upon receipt of the approval of the shareholders of the Company by special resolution of this Proposal No. 5 and the above Proposals No. 3 and No. 4, and at an Effective Time and RS Ratio the Board determines are in the best interest of the Company, including in the interest of maintaining the Ordinary Share’s listing on Nasdaq, a newly amended Memorandum and Articles of Association of the Company will be adopted as the Memorandum and Articles of Association of the Company to give effect to such amendments, to the exclusion of the existing Memorandum and Articles of Association.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of a majority of not less than two-thirds of the votes cast by holders of shares present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting will be required to pass the special resolution approving Proposal No. 5.

The Board of Directors recommends a vote “FOR” the ratification of the prior approval of the amendment and restatement of the Memorandum and Articles of Association.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Charter Amendment Proposal is as follows:

“RESOLVED, as a special resolution, that the approval by shareholders on November 16, 2023 authorising, upon receipt of the approval of Proposals No. 3 and No. 4, and at an Effective Time and RS Ratio that the Board determines are in the best interest of the Company (including in the interest of maintaining the Ordinary Share’s listing on Nasdaq), a newly amended Memorandum and Articles of Association of the Company being adopted as the Memorandum and Articles of Association of the Company, to the exclusion of the existing Memorandum and Articles of Association, to reflect the Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association, be and hereby is approved, ratified and confirmed in all respects.”

PROPOSAL NO. 6

RATIFICATION OF APPROVAL OF THE THIRD AMENDED AND RESTATED 2010 EQUITY INCENTIVE PLAN

As described in the 2023 Annual Meeting Proxy Statement, our Board of Directors, acting upon the recommendation of the Board of Directors’ Compensation Committee (the “Compensation Committee”), has approved the Third Amended and Restated 2010 Equity Incentive Plan (the “Plan”), prior to giving effect to the Reverse Stock Split and Share Consolidation of Proposal No. 3 and the Authorised Share Capital Increase of Proposal No. 4, to increase the number of ordinary shares reserved under the Amended and Restated 2010 Equity incentive Plan. The Board recommends the Third Amended and Restated 2010 Equity Incentive Plan be approved and adopted by the Company’s shareholders and directs that such proposal be submitted at the 2023 Annual Meeting. Accordingly, the Equity Incentive Plan Proposal was previously submitted for consideration by the Company’s shareholders at the 2023 Annual Meeting. At the 2023 Annual Meeting, the Company determined that the Equity Incentive Plan Proposal received the requisite number of votes for approval.

To eliminate any uncertainty regarding the approval of the Equity Incentive Plan Proposal due to the 2023 Annual Meeting Notice Deficiency, the Company has determined that it would be advisable and in the best interests of the Company and its shareholders to submit this Proposal No. 6 to the Company’s shareholders for ratification and approval of the Equity Incentive Plan Proposal. Accordingly, the Equity Incentive Plan Proposal is being re-submitted to the Company’s shareholders for consideration and ratification at the Extraordinary General Meeting.

 As of the Record Date, we had issued shares of restricted stock or stock options to purchase ordinary shares of in an aggregate of approximately 3,931,577 shares and approximately 118,962 ordinary shares of were available for issuance under the Plan.

Our Board of Directors has deemed it advisable and in the best interest of the Company to, subject to shareholder approval, approve and adopt the Plan.

The following is a summary of the principal features of the Plan. The summary below is does not constitute the entire Plan, as proposed to be amended, and a copy of the Plan is attached as Appendix A to the 2023 Annual Meeting Proxy Statement, filed by the Company with the SEC on November 14, 2023, and is incorporated by reference herein.

Shares Available

Our Board of Directors has authorized, subject to shareholder approval, to reserve a total of 8,414,300 shares of our ordinary shares for issuance under the Plan. The Compensation Committee has deemed that it is in the best interests of the Company to amend the Company’s Plan, prior to giving effect to the Reverse Stock Split and Share Consolidation of Proposal No. 3 and the Authorised Share Capital Increase of Proposal No. 4, to increase the number of ordinary shares that are reserved thereunder by 8,414,300 shares from 4,050,539 to 12,464,839 shares (the “Increase of the Plan Shares”). In certain circumstances, shares subject to an outstanding award may again become available for issuance pursuant to other awards available under the Plan. For example, shares subject to forfeited, terminated, canceled or expired awards will again become available for future grants under the Plan. In addition, shares subject to an award that are withheld by us to satisfy tax withholding obligations shall also be made available for future grants under the Plan.

The Third Amended and Restated 2010 Equity Incentive Plan includes the Increase of the Plan Shares, and the other updates to reflect the Company as a Cayman Islands exempted company.

Vote Required and Board of Directors’ Recommendation

The affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Extraordinary General Meeting will be required to pass the resolution approving Proposal No. 6.

The Board of Directors recommends a vote “FOR” the ratification of the prior approval of the Third Amended and Restated 2010 Equity Incentive Plan.

The full text of the resolution to be voted upon at the Extraordinary General Meeting in respect of the Equity Incentive Plan Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the approval by shareholders on November 16, 2023 of the Third Amended and Restated 2010 Equity Incentive Plan, be and hereby is approved, ratified and confirmed in all respects.”

OTHER MATTERS

The Board and management do not know of any other matters that will be presented for consideration at the Extraordinary General Meeting. If any other matters are properly brought before the Extraordinary General Meeting, the persons appointed as proxies will vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Lei Liu
Name: Lei Liu
Title: Chairman of the Board of Directors

January 26, 2024